

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via Email
Keith D. Browning
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400
Richmond, VA 23238

Re: CarMax Auto Funding LLC
      Amendment No. 1 to Registration Statement on Form S-3
      Filed July 19, 2011
      File No. 333-174968

Dear Mr. Browning,

        We have limited our review of your filing to those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

The Rescission Offer, Procedures for Brokers and Banks; DTC ATOP Account, page 7

1. Delete the phrase "it is possible that" and the word "may" in the sentence beginning, "Our interpretation of the terms and conditions".

Material United States Federal Income Tax Consequences related to Rejecting the Rescission Offer and Continuing to Hold the 2011-1 Notes, page 13

2. We note the statement "Except as discussed in the following paragraph, the 2011-1 Notes are not considered to have been issued with original issue discount". The following paragraph does not appear to discuss original issue discount. Please supplementally provide us with an explanation.

Exhibit 5.1

3. Please revise the third limitation in the second to last paragraph on page 2. It appears that the limitation on enforcement of the Indenture, including the phrase "but the inclusion of such provisions does not affect the validity of the Indenture, taken as a whole, and the Indenture, taken as a whole, together with applicable law, contains adequate provisions for the practical realization of the benefits of the security provided thereby" contains inappropriate limitations to the opinion.

Exhibit 8.1

4. Given the date restriction in the second to last paragraph, please file an opinion dated on the date that the registration statement becomes effective.

5. We note the last two sentences of the second full paragraph on page 2 that begins, "Furthermore, in interpreting and complying with the documents in the future…"

   Since the referenced documents may include conclusions of law, the assumptions made there seem overly broad and inappropriate. We note in particular the statement that counsel has assumed "that all such written advice of counsel are…correct and complete."

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Andrew Faulkner, Esq. (Via E-Mail) [Andrew.Faulkner@skadden.com]